

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Adam Rothstein
Executive Chairman
890 5th Avenue Partners, Inc.
14 Elm Place, Suite 206
Rye, NY 10580

> **Re: 890 5th Avenue Partners, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 1, 2021**
> **File No. 333-258343**

Dear Mr. Rothstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2021 letter.

Amendment 2 to Registration Statement on Form S-4 filed October 1, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 191

1. You state in your response to prior comment 4 that Buzzfeed's ability to monetize a visitor or view is highly dependent on the amount of time spent by the visitor or viewer. It appears that the company is able to better monetize your products and deliver more ads the longer amount of time a user spends per visit. As such, it is unclear how total number of hours spent per year alone provides meaningful information. As such, we continue to believe that including additional information regarding user engagement would provide further insight into your ability to monetize your products. In this regard, please tell us your consideration to provide a measure of average time spent per visit or per user for

each period presented. Alternatively, disclose the number of users, or the percent change in number of users, for each period presented and explain any limitations with regards to such measure as indicated in your response. Refer to SEC Release 33-10751.

 You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jason Sanderson